Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the 1934 Act and Section 30(h) of the 1940 Act, and the rules thereunder, require the Fund’s officers and Trustees, the investment adviser’s officers and directors, affiliated persons of the investment adviser, and beneficial owners of more than 10% of a registered class of the Fund’s Common Shares to file reports of ownership and changes in ownership with the SEC and the NYSE and to furnish the Fund with copies of all Section 16(a) forms they file.  Based solely on a review of the reports filed, the Fund believes that during fiscal year ended October 31, 2015, all Section 16(a) filing requirements applicable to the Fund’s officers, Trustees and greater than 10% beneficial owners were complied with, with the exception of the following instances.  Initial Form 3 filings were not filed for the Advisor or those individuals and entities listed on the Advisor’s Form ADV as ‘Control Persons’ or ‘Executive Officers’: AHI, Edmund J. Burke, Jeremy O. May, and William R. Parmentier (collectively, the “AAI Control Persons”).  Initial Form 3 filings were not filed for the Sub-Advisor or an individual listed on the Sub-Adviser’s Form ADV as an ‘Executive Officer’: Julie Lawler (the “Sub-Adviser Control Person”).  Initial Form 3 filings for AAI, AHI, the AAI Control Persons, the Sub-Advisor, and the Sub-Adviser Control Person were filed promptly upon discovery of the error.

Additionally, Form 4 filings were not made for AAI when AAI invested initial seed money in the Fund, or when AAI redeemed its investment in the Fund.  The redemption by AAI did not coincide with any pending dividends or news releases.